UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Graña y Montero S.A.A.

(Name of Subject Company (issuer))

IG4 Capital Infrastructure Investments LP

IG4 Capital Private Equity Investments II-A LP

IG4 Capital Private Equity Investments II-B LP

IG4 Capital Private Equity Investments II-C LP

(Name of Filing Persons (Offerors))

Common Shares, par value S/ 1.00 per share

(Title of Class of Securities)

PEP736581005*

(CUSIP Number of Class of Securities)

*The Common Shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

American Depositary Shares, each representing five Common Shares

(Title of Class of Securities)

38500P208**

(CUSIP Number of American Depositary Shares)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange.

Ryan Taylor

Director

IG4 Capital Infrastructure GP Limited

50 La Colomberie, St. Helier, Jersey, JE2 4QB

+44.1534.844324

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias

Derrick Lott

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

 Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by IG4 Capital Infrastructure Investments LP, a limited partnership organized under the laws of Scotland (“Purchaser”), which is jointly owned by IG4 Capital Private Equity Investments II-A LP, IG4 Capital Private Equity Investments II-B LP, IG4 Capital Private Equity Investments II-C LP and IG4 Capital Infrastructure Co-Investments A LP, each a limited partnership organized under the laws of England and Wales (collectively, “IG4”), pursuant to General Instruction D to Schedule TO, in relation to a planned tender offer to purchase common shares, par value S/ 1.00 per share (collectively, the “Common Shares”), of Graña y Montero S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (collectively, the “ADSs”).

This filing relates solely to preliminary communications made before the commencement of the tender offer.

Important Additional Information

The tender offer described herein has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Company’s securities. At the time the tender offer is commenced, shareholders of the Company are urged to read the offer documents that will be available for free at the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov. At the time the tender offer is commenced, it shall be comprised of two separate offers – (i) an offer for Common Shares in accordance with the applicable law in Peru (the “Peru Offer”) and (ii) an offer to holders of the Company’s ADSs and to holders of Common Shares who are resident in the U.S. in accordance with the applicable law in the U.S. (the “U.S. Offer” and together with the Peru Offer, the “Offers”). Holders of Common Shares who are U.S. holders (“U.S. Persons”) within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended and holders of ADSs, in each case who wish to participate in the U.S. Offer, are urged to carefully review the Schedule TO and other documents relating to the U.S. Offer that will be filed by Purchaser and IG4 with the SEC because these documents will contain important information relating to the U.S. Offer. Holders of Common Shares who are U.S. Persons and holders of ADSs, in each case who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by the Company relating to the U.S. Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Purchaser, IG4 and the Company with the SEC, at the SEC’s website at www.sec.gov. YOU SHOULD READ THE SCHEDULE TO AND SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

The Offers will not be made, directly or indirectly, in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Purchaser and IG4 to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer. It is not intended to extend the Offers to any such country or jurisdiction. Documents relating to the U.S. Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction. Any such documents must not be used for the purpose of soliciting the purchase of any securities of the Company by any person or entity resident or incorporated in any such country or jurisdiction.

Cautionary Statements Regarding Forward-Looking Statements

This filing may contain certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of the Company following completion of the transaction mentioned therein. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Many risks, uncertainties and other factors, which are often times beyond our control, could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this filing, risks relating to the timing for the commencement of the tender offer, the completion of the proposed tender offer on anticipated terms and timing, including receiving sufficient acceptances from holders of Common Shares and ADSs in the Offers and satisfaction of all conditions to the Offers. Purchaser and IG4 cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Purchaser and IG4 disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Purchaser, IG4, the Company or any of their affiliates, following completion of the proposed transaction. Please consult any further disclosures Purchaser, IG4 and the Company make on related subjects in reports to the SEC.

Item 12.     Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99.1	Press Release, dated August 27, 2020.

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